Notice to the Oslo Stock Exchange

 ORKLA



P.O.Box 423 Skøyen,
Telephone: +47-22
Telefax: +47-22
www.orkla.com

Orkla and Alcoa – J/V in extrusion

Orkla and Alcoa intend to create a joint company combining their soft alloy extrusion businesses.

Orkla ASA and Alcoa have today signed a letter of intent with the view to combine their respective soft alloy extrusion businesses in a joint venture. The new venture will be majority owned by Orkla and is anticipated to be formed by the end of the first quarter 2007. The final ownership distribution is to be determined by each party's contribution to operational cash flow.

The parties anticipate a subsequent IPO of the joint venture, related to Alcoa's intention to exit the soft alloy extrusion business.

The extrusion business of Orkla's subsidiary Sapa Group consists of 18 facilities in 12 countries and approximately 6,000 employees. In 2005 profile shipments were 275,000 metric tons and revenues of USD 1.3 billion.

Alcoa's soft alloy extrusion business has 22 facilities in eight countries and approximately 6,400 employees. In 2005, soft alloy extrusion shipments were approximately 585,000 metric tons and revenues of USD 2.1 billion.

"The joint venture will become a global leader in the aluminium extrusion business, with an estimated annual turnover of USD 4 billion in 2006. We will forcefully embark on capturing the opportunities of the combined entity and lay the foundation for further expansion." said Ole Enger, Chairman of Sapa and head of Orkla's Speciality Materials business.

Alcoa Chairman and CEO, Alain Belda and Ole Enger both refer to more than 35 years of successful joint ownership between Alcoa and Elkem (also part of Orkla's Speciality Materials business) in primary aluminium. This new JV creates another opportunity for value creation by implementing a competitive industrial solution in the soft alloy extrusion area.

Dw 12/13

Description of Sapa
Sapa develops, produces and markets value-added aluminium profiles, profile-based building systems and heat exchanger strip in aluminium. Sapa has net sales of approximately USD 2 billion, with 9,000 employees in 26 countries in Europe, the USA and China.
The business units Heat Transfer (USD 345 million turnover/ 755 employees) and Building System (USD 415 million turnover/ 1,566 employees) will not be part of the above mentioned transaction. The Sapa Group will after this transaction consist of the wholly owned business areas Heat Transfer and Building System and the majority shareholding in the new joint soft alloy extrusion company. Further information about Sapa can be found at www.sapagroup.com.

Description of Orkla
Orkla operates in Branded Consumer Goods, Speciality Materials and Financial Investment.
The main business areas consist of Orkla Foods, Orkla Brands, Elkem, Sapa, Borregaard and Financial Investment. Orkla also holds 42.5 % in Jotun and 27.5% in Renewable Energy Corporation (REC). Orkla operates in more then 70 countries.
Reported revenues and EBITA in 2005 was approximately USD 8.4 billion and USD 650 million. Orkla has 27 000 employees.
The Group market capitalization is approximately USD 11 billion.
Further information about Orkla can be found at www.orkla.com.

Description of Alcoa

Alcoa is the world's leader in aluminium smelting capacity, and the world's second largest producer of aluminium. Alcoa leads the world in alumina production and capacity.
Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation, and industrial markets, bringing design, engineering, production, and other capabilities of Alcoa's businesses as a single solution to customers.
The company has 129,000 employees in 43 countries.
Further information about Alcoa can be found at www.alcoa.com

Orkla ASA, 21 November 2006

Contacts:
Ole Enger, EVP Orkla Speciality Materials — Tel: +47 2254 4545
Svein Tore Holsether, SVP Orkla Speciality Materials — Tel: +47 2254 4558
Ole Kristian Lunde, SVP, Corporate Communications — Tel: +47 2254 4431
Rune Helland, SVP, Investor Relations — Tel: +47 2254 4411